                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  ___________


                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE FISCAL YEAR ENDED DECEMBER 31 , 1997



                        CIBER, INC. SAVINGS 401(k) PLAN
                           (Full title of the plan)


                                  CIBER, INC.
           5251 DTC PARKWAY, SUITE 1400, ENGLEWOOD, COLORADO  80111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                             REQUIRED INFORMATION

The financial statements and schedules of the CIBER, Inc. Savings 401(k) Plan for the years ended December 31, 1997 and 1996 prepared in accordance with the financial reporting requirements of ERISA along with the independent auditors' report thereon, is provided beginning on page F-1 attached hereto.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        CIBER, INC. SAVINGS 401(k) PLAN
                                (Name of Plan)

Date: June 24, 1998                By: /s/ Christopher L. Loffredo
                                      ------------------------------------
                                       Christopher L. Loffredo
                                       V.P./CHIEF ACCOUNTING OFFICER
                                       CIBER, Inc.
                                       PLAN ADMINISTRATOR

CIBER, INC. SAVINGS 401(k) PLAN


INDEX TO FINANCIAL STATEMENTS                                           PAGE NO.
                                                                        --------
     Independent Auditors' Report                                         F - 2

     Statements of Net Assets Available for Benefits,
          December 31, 1997 and 1996                                      F - 3

     Statements of Changes in Net Assets Available for Benefits,
          Years ended December 31, 1997 and 1996                          F - 4

     Notes to Financial Statements,
          December 31, 1997 and 1996                                      F - 5

     Schedule 1 - Item 27a - Schedule of Assets                           F - 13
          Held for Investment Purposes

     Schedule 2 - Item 27a - Schedule of Assets                           F - 14
          That were Both Required and Disposed of Within the Plan Year

     Schedule 3 - Item 27d - Schedule of Reportable Transactions          F - 15

                            INDEPENDENT AUDITORS' REPORT


THE PLAN ADMINISTRATOR
CIBER, INC. SAVINGS 401(k) PLAN:

We have audited the accompanying statements of net assets available for benefits of the CIBER, Inc. Savings 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits for the year ended December 31, 1997, were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, assets that were both acquired and disposed of within the Plan year and reportable transactions as of and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        KPMG PEAT MARWICK  LLP

Denver, Colorado
June 5, 1998

CIBER, INC. SAVINGS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1997 AND 1996

--------------------------------------------------------------------------------


 ASSETS                                                1997             1996
                                                       ----             ----
 Investments, at fair value:
   CIBER, Inc. common stock                        $ 21,880,510      12,550,626
   Insurance company accounts                        43,349,786      14,868,929
   Participant loans                                  1,000,556         393,591
                                                     ----------      ----------

           Total investments                         66,230,852      27,813,146
                                                     ----------      ----------

 Receivables:
   Participant contributions                            455,218         233,096
   Employer contribution                                101,980          40,678
                                                     ----------      ----------

           Total receivables                            557,198         273,774
                                                     ----------      ----------

           Total assets                              66,788,050      28,086,920
                                                     ----------      ----------

 LIABILITY

 Other                                                      398          -
                                                     ----------      ----------

           Net assets available for benefits       $ 66,787,652      28,086,920
                                                     ----------      ----------
                                                     ----------      ----------

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 1997 AND 1996

--------------------------------------------------------------------------------


                                                        1997             1996
                                                        ----             ----
 Additions to net assets attributed to:
   Net appreciation in fair value of investments    $ 17,336,973       8,207,017
   Interest income                                        85,479          32,038
                                                      ----------      ----------

           Total investment income                    17,422,452       8,239,055
                                                      ----------      ----------

   Contributions:
     Participants, including rollovers                15,704,606       6,605,290
     Employer                                          2,149,582         910,776
                                                      ----------      ----------

           Total contributions                        17,854,188       7,516,066
                                                      ----------      ----------

   Transfers of assets from merged plans              10,755,936          -
                                                      ----------      ----------

           Total additions                            46,032,576      15,755,121
                                                      ----------      ----------
 Deductions from net assets attributed to:
   Distributions to participants                       7,328,594       1,136,116
   Administrative expenses                                 3,250          19,040
                                                      ----------      ----------

           Total deductions                            7,331,844       1,155,156
                                                      ----------      ----------

           Net increase                               38,700,732      14,599,965

 Net assets available for benefits:
   Beginning of year                                  28,086,920      13,486,955
                                                      ----------      ----------

   End of year                                      $ 66,787,652      28,086,920
                                                      ----------      ----------
                                                      ----------      ----------

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1997 AND 1996

--------------------------------------------------------------------------------

(1)  DESCRIPTION OF THE PLAN

     The following description of the CIBER, Inc. Savings 401(k) Plan (the Plan) provides only general information. For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which are available from the plan administrator.

     (a)  GENERAL

          The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  CONTRIBUTIONS AND VESTING

          Participants may contribute up to 15% of pre-tax annual compensation. Contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers). Participants can change their contribution percentage at any time. Company contributions are based on the participants years of service and the participant's contribution. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of service. At December 31, 1997 and 1996 unallocated forfeited accounts totaled $94,094 and $29,164, respectively, and are included in the Short-Term Fund - MMF. Forfeitures are used to reduce future employer contributions. In 1997 and 1996, employer contributions were reduced by $177,086 and $44,470, respectively, from forfeited accounts.

     (c)  INVESTMENT OPTIONS

          Effective January 1, 1996, Great-West Life & Annuity Insurance Company (Great-West) became the custodian and record keeper for the Plan and all Plan assets were transferred to Great-West. Thereafter, the Plan's assets are invested in various investment options offered by Great-West and in CIBER, Inc. common stock. Under a group fixed and variable annuity contract, participants invest in the Future Funds Series Account II of Great West, which is a separate account of Great West, and the guaranteed certificate funds which invests in the Great-West general account. The separate account has various investment divisions that invest in shares of diversified, open-end management investment companies (the Funds) as described in note 3 to the financial statements. The Profile Series invests in multiple underlying Funds. Participants may invest their account in the various investment options in 1% increments. Participants may change their investments in the Funds offered by Great-West on a daily basis. Participants may change their investment in the CIBER stock fund on a daily basis; however, transactions in CIBER, Inc. common stock are only processed once a week by the custodian.

          Prior to January 1, 1996, the Plan's trustee was the record keeper and investment manager for the Plan. At this time, the Plan offered four investment options including a balanced fund, an income fund, a short-term fund, and the CIBER stock fund.

CIBER, INC. SAVINGS 401(k) PLAN

--------------------------------------------------------------------------------

     (d)  DISTRIBUTIONS AND LOANS

          Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death. Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited. The Plan requires that lump sum distributions be made to terminated employees with vested account balances of less than $3,500. For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status, and participant elections. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested Employee Account balance. Interest on loans is charged at the prime rate as of the processing date of the loan, plus 2%. Loans are generally repaid through payroll deductions. Loans require minimum per paycheck payment amounts. Loans must be repaid within 5 years, except that the plan administrator may approve a longer term for loans to acquire a principal residence. Loan transactions are treated as a transfer to (from) the investment fund(s) from (to) the participant loan fund. A loan fee of $50 per loan is charged and paid to Great-West.

     (e)  EXPENSES

          Great-West provides certain recordkeeping and other administrative services to the Plan. These services are paid for by the Plan through a daily variable asset charge that reduces the investment income earned by the Great-West accounts. The annualized variable asset charge is equal to .25% (.50% prior to May 14, 1997) of the fair value of Great-West accounts, excluding CIBER, Inc. common stock. Those Plan expenses not borne by the Plan are paid for by the Company.

     (f)  PLAN TERMINATION

          Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     INVESTMENTS

     Investments are stated at fair value. The fair value of marketable securities is determined based on quoted market values. The fair value of insurance company accounts is generally determined based on the market values of the securities included in the underlying funds. Participant loans are valued at cost which approximates fair value. Investment transactions are recorded on the date of purchase or sale (trade-date).

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date

CIBER, INC. SAVINGS 401(k) PLAN

--------------------------------------------------------------------------------

     of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from the estimates.

(3)  INVESTMENT FUND INFORMATION

     At December 31, 1997 the Great-West investment funds are as follows:


      Great-West separate account:
        Profile Series:
           PS-I                        Profile Series I
           PS-II                       Profile Series II
           PS-III                      Profile Series III
           PS-IV                       Profile Series IV
           PS-V                        Profile Series V
        International Funds:
           IF-I                        Putnam Global Growth Fund
           IF-II                       Maxim Foreign Equity Portfolio
           IF-III                      Fidelity Advisor Overseas Fund
           IF-IV                       Orchard Index Pacific Fund
           IF-V                        Orchard Index European Fund
        Aggressive Growth Funds:
           AG-I                        American Century-Twentieth Century Ultra Fund
           AG-II                       AIM Constellation Fund
           AG-III                      Maxim Small-Cap Index Portfolio
           AG-IV                       Maxim Growth Index Portfolio
           AG-V                        Maxim Small-Cap Aggressive Growth Portfolio
        Growth Funds:
           GF-I                        Fidelity Advisor Growth Opportunities Fund
           GF-II                       Maxim Stock Index Portfolio
           GF-III                      AIM Weingarten Fund
           GF-IV                       Maxim Small-Cap Value Portfolio
           GF-V                        Maxim Mid-Cap Growth Portfolio
        Growth & Income Funds
           GI-I                        Maxim Blue Chip Portfolio
           GI-II                       AIM Charter Fund
           GI-III                      Maxim Value Index Portfolio
           GI-IV                       Putnam Fund for Growth & Income
           GI-V                        Fidelity Advisor Equity Income Fund
        Bond Funds:
           BF-I                        Maxim U.S. Government Mortgage Securities Portfolio
           BF-II                       Maxim Investment Grade Corporate Bond Portfolio
           BF-III                      Maxim Corporate Bond Portfolio
           BF-IV                       Putnam Global Governmental Income Fund
           BF-V                        Maxim Short-Term Maturity Bond Portfolio
        Short-Term Fund:
           MMF                         Maxim Money Market Portfolio
      Great-West general account:
        Guaranteed Certificate Funds:
           GCF 36M                     3 year Great-West guaranteed rate certificates
           GCF 60M                     5 year Great-West guaranteed rate certificates
           GCF 84M                     7 year Great-West guaranteed rate certificates

CIBER, INC. SAVINGS 401(k) PLAN

--------------------------------------------------------------------------------

(3)  INVESTMENT FUND INFORMATION (CONTINUED)

     Details of net assets available for benefits and changes in net assets available for benefits by investment fund is as follows:

     Net Assets Available For Benefits Investment Fund Information - December 31, 1997:


                                                     Insurance
                                    CIBER, Inc.       Company                       Participant      Employer         Net assets
                                       Common          Pooled       Participant    Contributions   Contributions     December 31,
         Investment Funds              Stock          Accounts         Loans        Receivable      Receivable           1997
         ----------------              -----          --------         -----        ----------      ----------           ----
      CIBER stock fund            $ 21,880,510          20,146         -              64,374            14,724        21,979,754
      Great-West accounts:
        Profile series:
           PS-I                          -           4,954,936         -              54,526            11,168         5,020,630
           PS-II                         -           6,224,719         -              40,535             9,762         6,275,016
           PS-III                        -           2,167,563         -              14,259             3,963         2,185,785
           PS-IV                         -             406,949         -               3,568               710           411,227
           PS-V                          -             124,855         -               2,106               327           127,288
        International funds:
           IF-I                          -           1,634,465         -              16,420             3,675         1,654,560
           IF-II                         -              70,258         -                 931               202            71,391
           IF-III                        -             389,755         -               5,165             1,162           396,082
           IF-IV                         -               2,391         -                 178                30             2,599
           IF-V                          -              23,910         -               1,054               225            25,189
        Aggressive growth funds:
           AG-I                          -           3,560,486         -              38,119             8,996         3,607,601
           AG-II                         -           2,294,481         -              22,898             4,957         2,322,336
           AG-III                        -             362,784         -               6,112             1,219           370,115
           AG-IV                         -           1,063,287         -              15,156             3,303         1,081,746
           AG-V                          -           1,613,214         -              17,023             4,421         1,634,658
        Growth funds:
           GF-I                          -           1,781,215         -              14,886             3,308         1,799,409
           GF-II                         -           1,648,617         -              15,867             3,499         1,667,983
           GF-III                        -           1,019,837         -               9,527             2,021         1,031,385
           GF-IV                         -             257,128         -               2,300               437           259,865
           GF-V                          -              44,754         -               2,129               405            47,288
        Growth & income funds:
           GI-I                          -             214,930         -               3,619               741           219,290
           GI-II                         -             830,214         -               6,968             1,553           838,735
           GI-III                        -           1,140,834         -              11,429             2,389         1,154,652
           GI-IV                         -           2,844,509         -              20,696             5,033         2,870,238
           GI-V                          -             786,087         -               8,383             1,748           796,218
        Bond funds:
           BF-I                          -             176,952         -               2,735               616           180,303
           BF-II                         -              85,786         -                 693               182            86,661
           BF-III                        -             663,622         -               4,952             1,212           669,786
           BF-IV                         -             102,412         -               1,451               334           104,197
           BF-V                          -              55,926         -                 919               179            57,024
        Short-term fund:
           MMF                           -           6,713,866         -              44,922             9,205         6,767,993
        Guaranteed Certificate
           funds:
             GCF 36M                     -              29,098         -                 907               211            30,216
             GCF 60M                     -               6,712         -                 173                22             6,907
             GCF 84M                     -              32,690         -                 238                41            32,969
      Participant loan fund              -                         1,000,556             -                 -           1,000,556
                                    ----------      ----------     ---------         -------           -------        ----------

                Totals            $ 21,880,510      43,349,388     1,000,556         455,218           101,980        66,787,652
                                    ----------      ----------     ---------         -------           -------        ----------
                                    ----------      ----------     ---------         -------           -------        ----------

CIBER, INC. SAVINGS 401(k) PLAN

--------------------------------------------------------------------------------

(3)  INVESTMENT FUND INFORMATION (CONTINUED)

     Net Assets Available For Benefits Investment Fund Information - December 31, 1996:


                                                      Insurance
                                    CIBER, Inc.        Company                      Participant       Employer        Net assets
                                       Common           Pooled     Participant     Contributions   Contributions     December 31,
         Investment Funds              Stock           Accounts       Loans          Receivable      Receivable          1996
         ----------------              -----           --------       -----          ----------      ----------          ----
      CIBER stock fund            $ 12,550,626            1,325         -              45,085            8,434        12,605,470
      Great-West accounts:
        Profile series:
           PS-I                         -             1,504,594         -              21,367            3,465         1,529,426
           PS-II                        -             2,043,745         -              20,150            3,951         2,067,846
           PS-III                       -               873,653         -               9,187            1,578           884,418
           PS-IV                        -               169,420         -               1,719              306           171,445
           PS-V                         -                92,890         -                 728               96            93,714
        International funds:
           IF-I                         -               391,927         -               8,154            1,157           401,238
           IF-II                        -                19,198         -                 509               56            19,763
           IF-III                       -                98,691         -               1,988              296           100,975
        Aggressive growth funds:
           AG-I                         -             1,293,987         -              18,442            2,896         1,315,325
           AG-II                        -               922,427         -              12,526            2,173           937,126
           AG-III                       -                99,947         -               1,508              231           101,686
           AG-IV                        -               190,430         -               4,348              588           195,366
           AG-V                         -               304,482         -               7,268            1,062           312,812
        Growth funds:
           GF-I                         -               354,902         -               5,630              835           361,367
           GF-II                        -               300,403         -               5,064              816           306,283
           GF-III                       -               342,284         -               4,484              818           347,586
           GF-IV                        -                34,736         -               1,890              178            36,804
        Growth & income funds:
           GI-I                         -                77,165         -               1,676              180            79,021
           GI-II                        -               308,878         -               2,639              414           311,931
           GI-III                       -               169,202         -               2,307              377           171,886
           GI-IV                        -               662,633         -               8,433            1,352           672,418
           GI-V                         -               283,876         -               3,293              611           287,780
        Bond funds:
           BF-I                         -                42,890         -               1,519              216            44,625
           BF-II                        -                79,125         -               1,449              150            80,724
           BF-III                       -               162,387         -               1,783              260           164,430
           BF-IV                        -                24,303         -                 372               55            24,730
           BF-V                         -                26,388         -                 395               63            26,846
        Short-term fund:
           MMF                          -             3,972,398         -              38,945            8,035         4,019,378
        Guaranteed Certificate
           funds:
             GCF 36M                    -                 8,276         -                 137               21             8,434
             GCF 60M                    -                 3,138         -                  19                2             3,159
             GCF 84M                    -                 9,229         -                  82                6             9,317
      Participant loan fund             -                -           393,591             -                -              393,591
                                  ------------       ----------      -------          -------           ------        ----------

                Totals            $ 12,550,626       14,868,929      393,591          233,096           40,678        28,086,920
                                  ------------       ----------      -------          -------           ------        ----------
                                  ------------       ----------      -------          -------           ------        ----------

CIBER, INC. SAVINGS 401(k) PLAN

--------------------------------------------------------------------------------

(3)  INVESTMENT FUND INFORMATION (CONTINUED)

     Changes in Net Assets Available For Benefits Investment Fund Information - 1997:


                                                       Net
                                                   appreciation
                                     Balance     (depreciation)                                                  Transfers
         Investment Funds          December 31,  in fair value of   Interest    Participants'      Employer     from other
         ----------------              1996        investments       income     contributions   contributions      plans
                                       ----        -----------       ------     -------------   -------------      -----
      CIBER stock fund            $ 12,605,470     12,611,890           -         1,729,200        343,145         58,835
      Great-West accounts:
        Profile series:
           PS-I                      1,529,426        656,234           -         1,838,825        233,894            167
           PS-II                     2,067,846        729,221           -         1,568,647        270,777            261
           PS-III                      884,418        219,675           -           677,756         97,905             45
           PS-IV                       171,445         31,418           -           152,846         15,603              1
           PS-V                         93,714         12,413           -            64,555          6,624              1
        International funds:
           IF-I                        401,238        107,718           -           593,153         86,006          1,039
           IF-II                        19,763         (3,782)          -            39,281          4,979          -
           IF-III                      100,975         14,719           -           153,780         23,572              1
           IF-IV                         -               (144)          -             1,577            263          -
           IF-V                          -                598                         6,776          1,177          -
        Aggressive growth funds:
           AG-I                      1,315,325        460,358           -         1,136,361        188,741             30
           AG-II                       937,126        196,819           -           703,264        127,088             29
           AG-III                      101,686         48,039           -           132,366         20,647            656
           AG-IV                       195,366        153,018           -           479,439         61,796            681
           AG-V                        312,812        235,848           -           538,486         87,837             17
        Growth funds:
           GF-I                        361,367        289,790           -           442,609         74,539            105
           GF-II                       306,283        240,450           -           488,548         76,992          1,010
           GF-III                      347,586        158,462           -           293,604         49,810             23
           GF-IV                        36,804         45,812           -            64,199         11,531              2
           GF-V                          -              2,410           -            15,650          2,249          -
        Growth & Income funds:
           GI-I                         79,021         17,694           -           121,152        `12,131          -
           GI-II                       311,931        105,787           -           202,712         33,938             11
           GI-III                      171,886        167,419           -           345,890         45,450              7
           GI-IV                       672,418        377,055           -           893,276        123,281             18
           GI-V                        287,780        121,423           -           214,498         34,117              2
        Bond funds:
           BF-I                         44,625          8,040           -            83,482         13,709          -
           BF-II                        80,724          5,972           -            30,663          5,113          -
           BF-III                      164,430         52,288           -           148,738         26,885             11
           BF-IV                        24,730          (759)           -            32,326          6,098          -
           BF-V                         26,846          2,675           -            18,757          3,931              1
        Short-term fund:
           MMF                       4,019,378        268,413         5,405       2,458,220         52,444     10,273,772
        Guaranteed certificate
           funds:
              GCF 36M                    8,434          -               838          16,191          3,436          -
              GCF 60M                    3,159          -               227           3,466            387          -
              GCF 84M                    9,317          -             1,218          14,313          3,487          -
      Participant loan fund            393,591          -            77,791          -              -             419,211
                                  ------------     ----------        ------      ----------      ---------     ----------

                Totals            $ 28,086,920     17,336,973        85,479      15,704,606      2,149,582     10,755,936
                                  ------------     ----------        ------      ----------      ---------     ----------
                                  ------------     ----------        ------      ----------      ---------     ----------

                                 Distributions                                   Balance
         Investment Funds             to        Administrative   Inter-fund   December 31,
         ----------------        participants      expenses       transfers       1997
                                 ------------      --------       ---------       ----
      CIBER stock fund           (3,102,655)           430       (2,266,561)    21,979,754
      Great-West accounts:
        Profile series:
           PS-I                    (409,665)           251        1,171,498      5,020,630
           PS-II                   (286,104)            52        1,924,316      6,275,016
           PS-III                   (83,238)           523          388,701      2,185,785
           PS-IV                     (6,207)             3           46,118        411,227
           PS-V                      (5,193)             3          (44,829)       127,288
        International funds:
           IF-I                    (130,729)            17          596,118      1,654,560
           IF-II                     (6,151)           -             17,301         71,391
           IF-III                   (28,824)           -            131,859        396,082
           IF-IV                        (98)           -              1,001          2,599
           IF-V                        -               -             16,638         25,189
        Aggressive growth funds:
           AG-I                    (278,568)            32          785,322      3,607,601
           AG-II                   (158,657)            15          516,652      2,322,336
           AG-III                   (33,579)             6          100,294        370,115
           AG-IV                   (121,046)           -            312,492      1,081,746
           AG-V                     (85,813)             3          545,468      1,634,658
        Growth funds:
           GF-I                     (71,387)             7          702,379      1,799,409
           GF-II                   (130,727)             3          685,424      1,667,983
           GF-III                   (44,295)            22          226,173      1,031,385
           GF-IV                     (6,840)           -            108,357        259,865
           GF-V                        -               -             26,979         47,288
        Growth & Income funds:
           GI-I                      (7,500)             7           (3,215)       219,290
           GI-II                    (51,590)             3          235,943        838,735
           GI-III                   (64,128)            15          488,113      1,154,652
           GI-IV                   (116,288)            70          920,408      2,870,238
           GI-V                     (45,201)             4          183,595        796,218
        Bond funds:
           BF-I                     (28,540)             1           58,986        180,303
           BF-II                    (19,545)             2          (16,268)        86,661
           BF-III                   (10,103)           -            287,537        669,786
           BF-IV                     (5,847)           -             47,649        104,197
           BF-V                     (15,847)             6           20,655         57,024
        Short-term fund:
           MMF                   (1,919,829)           774       (8,390,584)     6,767,993
        Guaranteed certificate
           funds:
              GCF 36M                  (882)             1            2,198         30,216
              GCF 60M                  (339)           -                  7          6,907
              GCF 84M                  (414)           -              5,048         32,969
      Participant loan fund         (52,765)        (5,500)         168,228      1,000,556
                                 ----------         ------      -----------     ----------

                Totals           (7,328,594)        (3,250)          -          66,787,652
                                 ----------         ------      -----------     ----------
                                 ----------         ------      -----------     ----------

CIBER, INC. SAVINGS 401(k) PLAN

--------------------------------------------------------------------------------

(3)  INVESTMENT FUND INFORMATION (CONTINUED)

     Changes in Net Assets Available For Benefits Investment Fund Information - 1996:


                                                       Net
                                      Balance     appreciation                                                 Distributions
                                   December 31,  in fair value of   Interest   Participants'     Employer            to
          Investment Funds             1995        investments       income    contributions   contributions    participants
          ----------------             ----        -----------       ------   --------------   -------------   -------------
      Balanced fund               $  5,056,040           -            8,587        -                 -              -
      Income fund                    2,904,616           -            4,411        -                 -              -
      Short-term fund                1,464,042           -            2,942        -                 -              -
      CIBER stock fund               4,062,257        6,806,000        -        1,088,338         180,526         (186,423)
      Great-West accounts:
        Profile series:
           PS-I                         -               222,256        -          510,237          73,541         (105,305)
           PS-II                        -               212,484        -          656,311          83,036           (8,504)
           PS-III                       -                65,842        -          197,590          30,862           (3,803)
           PS-IV                        -                12,687        -           26,776           3,271          (25,000)
           PS-V                         -                 1,918        -            8,821           1,562              (79)
        International funds:
           IF-I                         -                35,921        -          190,799          22,459           (6,442)
           IF-II                        -                 1,094        -            7,860             794           (1,111)
           IF-III                       -                 7,486        -           39,441           5,432           (1,159)
        Aggressive growth funds:
           AG-I                         -               165,286        -          549,304          73,422          (71,556)
           AG-II                        -                82,551        -          346,009          53,533          (24,943)
           AG-III                       -                10,847        -           41,820           5,591          (17,089)
           AG-IV                        -                19,875        -          109,793          12,142           (8,601)
           AG-V                         -                31,763        -           96,370          13,056             (539)
        Growth funds:
           GF-I                         -                43,194        -          150,744          19,082          (15,366)
           GF-II                        -                37,592        -          120,200          15,278           (4,343)
           GF-III                       -                46,012        -          114,766          17,876           (9,708)
           GF-IV                                          6,069        -           22,571           2,486           -
        Growth & Income funds:
           GI-I                         -                 7,265        -           39,474           3,527          (13,254)
           GI-II                        -                47,689        -          102,986          12,891           (6,743)
           GI-III                       -                24,784        -           62,552           7,328           (4,481)
           GI-IV                        -                91,447        -          150,350          23,454          (21,714)
           GI-V                         -                30,260        -           79,913          14,769           (4,122)
        Bond funds:
           BF-I                         -                 1,191        -           25,793           3,893          (16,083)
           BF-II                        -                 1,927        -           42,722           3,098             (965)
           BF-III                       -                14,654        -           47,088           7,543             (419)
           BF-IV                        -                 2,029        -           12,203           1,313              (59)
           BF-V                         -                 1,328        -           10,505           1,662           -
        Short-term fund:
           MMF                          -               175,566        -        1,715,845         216,823         (577,896)
        Guaranteed certificate
           funds:
              GCF 36M                   -                -              285         1,778             372               (6)
              GCF 60M                   -                -              100         2,953              38               (6)
              GCF 84M                   -                -              133         9,465             116             (397)
      Participant loan fund             -                -           15,580        23,913            -              -
                                  ------------        ---------      ------     ---------         -------       ----------

                Totals            $ 13,486,955        8,207,017      32,038     6,605,290         910,776       (1,136,116)
                                  ------------        ---------      ------     ---------         -------       ----------
                                  ------------        ---------      ------     ---------         -------       ----------

                                                                Balance
                                Administrative   Inter-fund   December 31,
          Investment Funds         expenses       transfers       1996
          ----------------         --------       ---------       ----
      Balanced fund                   (8,587)   (5,056,040)        -
      Income fund                     (4,411)   (2,904,616)        -
      Short-term fund                 (2,942)   (1,464,042)        -
      CIBER stock fund                  -          654,772     12,605,470
      Great-West accounts:
        Profile series:
           PS-I                         -          828,697      1,529,426
           PS-II                        -        1,124,519      2,067,846
           PS-III                       -          593,927        884,418
           PS-IV                        -          153,711        171,445
           PS-V                         -           81,492         93,714
        International funds:
           IF-I                         -          158,501        401,238
           IF-II                        -           11,126         19,763
           IF-III                       -           49,775        100,975
        Aggressive growth fun
           AG-I                         -          598,869      1,315,325
           AG-II                        -          479,976        937,126
           AG-III                       -           60,517        101,686
           AG-IV                        -           62,157        195,366
           AG-V                         -          172,162        312,812
        Growth funds:
           GF-I                         -          163,713        361,367
           GF-II                        -          137,556        306,283
           GF-III                       -          178,640        347,586
           GF-IV                        -            5,678         36,804
        Growth & Income funds
           GI-I                         -           42,009         79,021
           GI-II                        -          155,108        311,931
           GI-III                       -           81,703        171,886
           GI-IV                        -          428,881        672,418
           GI-V                         -          166,960        287,780
        Bond funds:
           BF-I                         -           29,831         44,625
           BF-II                        -           33,942         80,724
           BF-III                       -           95,564        164,430
           BF-IV                        -            9,244         24,730
           BF-V                         -           13,351         26,846
        Short-term fund:
           MMF                          -        2,489,040      4,019,378
        Guaranteed certificat
           funds:
              GCF 36M                   -            6,005          8,434
              GCF 60M                   -               74          3,159
              GCF 84M                   -           -               9,317
      Participant loan fund           (3,100)      357,198        393,591
                                     -------     ---------     ----------

                Totals               (19,040)       -          28,086,920
                                     -------     ---------     ----------
                                     -------     ---------     ----------

CIBER, INC. SAVINGS 401(k) PLAN

--------------------------------------------------------------------------------

(4)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, the trust is tax exempt under the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan continues to qualify under the IRC.

(5)  TRANSFERS OF ASSETS FROM MERGED PLANS

     CIBER has acquired the outstanding common stock of a number of companies which had their own defined contribution type plans. During 1997, certain of these plans were merged with the Plan and their respective assets were transferred into the Plan totaling $10,755,936.

(6)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The Plan is subject to annual reporting to the Internal Revenue Service on Form 5500. In 1997, the Plan began using the cash basis method of accounting for contributions on Form 5500. For financial statement purposes, the Plan includes in net assets available for benefits $557,198 and $273,774 of contributions receivable at December 31, 1997 and 1996, respectively, which are not included in total plan assets on Form 5500. Therefore, total contributions per the financial statements for the years ended December 31, 1997 and 1996 are $283,424 and $273,774, respectively, in excess of the amounts reported on Form 5500.

                                                                      SCHEDULE 1
CIBER, INC. SAVINGS 401(k) PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - FORM 5500, SCHEDULE G, PART I

DECEMBER 31, 1997

--------------------------------------------------------------------------------

        Identity                           Description                             Cost       Current value
        --------                           -----------                             ----       -------------
 CIBER, Inc.            Common stock                                           $ 5,284,859       21,880,510
 Great West separate account:
      ER-AWP            Cash - employer stock awaiting purchase                     20,146           20,146
      PS-I              Profile Series I                                         4,562,378        4,954,936
      PS-II             Profile Series II                                        5,731,293        6,224,719
      PS-III            Profile Series III                                       2,014,878        2,167,563
      PS-IV             Profile Series IV                                          383,945          406,949
      PS-V              Profile Series V                                           119,195          124,855
      IF-I              Putnam Global Growth Fund                                1,609,189        1,634,465
      IF-II             Maxim Foreign Equity Portfolio                              74,911           70,258
      IF-III            Fidelity Advisors Overseas Fund                            395,557          389,755
      IF-IV             Orchard Index Pacific Fund                                   2,842            2,391
      IF-V              Orchard Index European Fund                                 23,374           23,910
      AG-I              Twentieth Century Ultra Fund                             3,287,374        3,560,486
      AG-II             AIM Constellation Fund                                   2,123,154        2,294,480
      AG-III            Maxim Small-Cap Index Portfolio                            321,446          362,783
      AG-IV             Maxim Growth Index Portfolio                               970,628        1,063,286
      AG-V              Maxim Small-Cap Aggressive Growth Portfolio              1,430,053        1,613,214
      GF-I              Fidelity Advisor Growth Opportunities Fund               1,555,783        1,781,215
      GF-II             Maxim Stock Index Portfolio                              1,477,821        1,648,617
      GF-III            AIM Weingarten Fund                                        900,354        1,019,837
      GF-IV             Maxim Small-Cap Value Portfolio                            216,389          257,128
      GF-V              Maxim Mid-Cap Growth Portfolio                              43,103           44,754
      GI-I              Maxim Total Return Portfolio                               204,066          214,930
      GI-II             AIM Charter Fund                                           763,005          830,214
      GI-III            Maxim Value Index Portfolio                              1,011,388        1,140,834
      GI-IV             Putnam Fund for Growth & Income                          2,601,767        2,844,509
      GI-V              Fidelity Advisor Equity Income Fund                        701,569          786,087
      BF-I              Maxim U.S. Government Mortgage Securities Portfolio        170,335          176,952
      BF-II             Maxim Investment Grade Corporate Bond Portfolio             82,025           85,786
      BF-III            Maxim Corporate Bond Portfolio                             619,516          663,622
      BF-IV             Putnam Global Government Income Trust Fund                 103,131          102,412
      BF-V              Maxim Short-Term Maturity Bond Portfolio                    54,043           55,926
      MMF               Maxim Money Market Portfolio                             6,476,893        6,620,170
      Forfeitures       Maxim Money Market Portfolio                                94,094           94,094
 Great-West guaranteed rate certificates:
      GCF36 M           Great-West Certificate due December  31, 1998, 4.5%          6,411            6,411
      GCF36 M           Great-West Certificate due March 31, 1999, 4.5%                308              309
      GCF36 M           Great-West Certificate due June 30, 1999, 5.0%               1,127            1,127
      GCF36 M           Great-West Certificate due September 30, 1999, 5.25%           795              796
      GCF36 M           Great-West Certificate due December  31, 1999, 4.8%          3,451            3,451
      GCF36 M           Great-West Certificate due March 31, 2000, 5.25%             4,545            4,545
      GCF36 M           Great-West Certificate due June 30, 2000, 5.5%               6,171            6,171
      GCF36 M           Great-West Certificate due September 30, 2000, 5.1%          6,290            6,290
      GCF60 M           Great-West Certificate due December 31, 2000, 4.75%          2,797            2,797
      GCF60 M           Great-West Certificate due March 31, 2001, 4.75%                77               77
      GCF60 M           Great-West Certificate due June 30, 2001, 5.25%                 83               83
      GCF60 M           Great-West Certificate due September 30, 2001, 5.45%            78               78
      GCF60 M           Great-West Certificate due December 31, 2001, 5.05%            764              764
      GCF60 M           Great-West Certificate due March 31, 2002, 5.50%               560              560
      GCF60 M           Great-West Certificate due June 30, 2002, 5.75%              1,022            1,023
      GCF60 M           Great-West Certificate due September 30, 2002, 5.35%         1,331            1,331
      GCF84 M           Great-West Certificate due March 31, 2003, 5.0%                160              160
      GCF84 M           Great-West Certificate due June 30, 2003, 5.5%               9,064            9,064
      GCF84 M           Great-West Certificate due September 30, 2003, 5.65%           512              512
      GCF84 M           Great-West Certificate due December 31, 2003, 5.2%           7,442            7,442
      GCF84 M           Great-West Certificate due March 31, 2004, 5.75%             7,973            7,973
      GCF84 M           Great-West Certificate due June 30, 2004, 6.0%               6,052            6,052
      GCF84 M           Great-West Certificate due September 30, 2004, 5. 5%         1,487            1,487
 Participant loans      Interest rates of 9.25% to 10.25%                        1,000,556        1,000,556

                See accompanying independent auditors' report.

                                                                      SCHEDULE 2

CIBER, INC. SAVINGS 401(k) PLAN

ITEM 27a - SCHEDULE OF ASSETS THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR - FORM 5500, SCHEDULE G, PART II

DECEMBER 31, 1997

--------------------------------------------------------------------------------


                                                                     Purchase     Sale
    Identity                    Description                            cost     proceeds
    --------                    -----------                            ----     --------
 Great-West guaranteed rate certificates:
    GCF36 M    Great-West Certificate due March 31, 2000, 5.25%         $432       432
    GCF36 M    Great-West Certificate due June 30, 2000, 5.5%            500       500
    GCF36 M    Great-West Certificate due September 30, 2000, 5.1%       104       104
    GCF60 M    Great-West Certificate due December 31, 2001, 5.05%        60        60
    GCF60 M    Great-West Certificate due March 31, 2002, 5.5%            27        27
    GCF84 M    Great-West Certificate due December 31, 2003, 5.2%        414       414

See accompanying independent auditors' report.

                                                                      SCHEDULE 3

CIBER, INC. SAVINGS 401(k) PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS - FORM 5500, SCHEDULE G, PART V

DECEMBER 31, 1997

--------------------------------------------------------------------------------


                                                                                                                         Net
                                                                                          Total           Total        realized
             Identity                                Description                        purchases         sales          gain
             --------                                -----------                        ---------         -----          ----
 CIBER, Inc.                     Common stock                                          $ 3,002,624      6,577,012     4,750,484
 Great-West separate account:
      PS-I                       Profile Series I                                        7,671,276      4,861,608     2,809,668
      PS-II                      Profile Series II                                       8,947,564      5,482,266     3,465,298
      PS-III                     Profile Series III                                      2,785,904      1,708,534     1,077,370
      IF-I                       Putnam Global Growth Fund                               2,706,704      1,568,701     1,138,003
      AG-I                       Twentieth Century Ultra Fund                            5,174,463      3,361,112     1,813,351
      AG-II                      AIM Constellation Fund                                  3,267,346      2,087,986     1,179,360
      AG-IV                      Maxim Growth Index Portfolio                            1,779,823      1,057,756       722,067
      AG-V                       Maxim Small-Cap Aggressive Growth Portfolio             2,653,250      1,577,065     1,076,185
      GF-I                       Fidelity Advisor Growth Opportunities Fund              2,454,531      1,316,064     1,138,467
      GF-II                      Maxim Stock Index Portfolio                             2,428,099      1,316,410     1,111,689
      GF-III                     AIM Weingarten Fund                                     1,297,317        776,750       520,567
      GI-II                      AIM Charter Fund                                        1,036,219        618,806       417,413
      GI-III                     Maxim Value Index Portfolio                             1,535,977        730,090       805,887
      GI-IV                      Putnam Fund for Growth & Income                         4,435,378      2,627,506     1,807,872
      GI-V                       Fidelity Advisor Equity Income Fund                     1,036,581        654,253       382,328
      BF-III                     Maxim Corporate Bond Portfolio                            971,611        521,289       450,322
      MMF                        Maxim Money Market Portfolio                           22,337,099     19,928,200     2,408,899

See accompanying independent auditors' report.